Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of Ashford Hospitality Trust, Inc. for the registration of common stock, preferred stock, debt securities, warrants to purchase debt securities, common stock or preferred stock, and rights to purchase debt securities, common stock or preferred stock and to the incorporation by reference therein of our reports dated February 28, 2012, with respect to the consolidated financial statements and schedules of Ashford Hospitality Trust, Inc. and subsidiaries, and the effectiveness of internal control over financial reporting of Ashford Hospitality Trust, Inc. and subsidiaries, included in its Annual Report (Form 10-K) for the year ended December 31, 2011, both filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

Dallas, Texas

May 17, 2012